WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 5

                                 [GRAPHIC OMITTED]

                       Supplement Dated December 18, 1997
                        To Prospectus Dated June 23, 1997

         This Supplement is part of, and should be read in conjunction with, the Prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 5 ("Series 5") dated June 23, 1997 (the "Prospectus") and the Supplement dated October 6, 1997. Capitalized terms used but not defined in this Supplement have the meanings given to them in the Prospectus.

STATUS OF SERIES  5 OFFERING

         As of the date hereof, Series 5 has received subscriptions in the amount of $8,277,795 (8,308 Units), of which $267,500 currently is represented by Promissory Notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

         Series 5 has acquired a Local Limited Partnership Interest in Spring Valley Terrace Apartments, L.L.C., an Arizona limited liability company ("SPRING VALLEY"). SPRING VALLEY owns the Spring Valley Terrace Apartments in Mayer, Arizona.

         The following tables contain information concerning the Apartment Complex and the Local Limited Partnership identified herein:



                                                                                                           LOCAL
                                           ACTUAL OR                                                       LIMITED
                                           ESTIMATED     ESTIMATED                             PERMANENT   PARTNER-
              PROJECT                      CONSTRUC-     DEVELOP-                              MORTGAGE    SHIP'S       YEAR CREDITS
LOCAL         NAME AND                     TION          MENT COST    NUMBER OF     BASIC      LOAN        ANTICIPATED  TO BE FIRST
LIMITED       NUMBER         LOCATION      COMPLETION    (INCLUDING   APARTMENT     MONTHLY    PRINCIPAL   TAX CREDITS  AVAILABLE
PARTNERSHIP   OF BUILDINGS   OF PROPERTY   DATE          LAND COST)   UNITS         RENTS      AMOUNT      (1)

SPRING        Spring Valley  Mayer         August 1998   $1,480,057   20 1BR Units  $140-$265  $162,000    $1,102,150   1998
VALLEY        Terrace        (Yavapai                                                             WMB (2)
              Apartments     County),
                             Arizona                                                              $462,987
              2 buildings                                                                         HAC (3)



(1) Low Income Housing Credits are available over a 10-year period. For the year in which the credit first becomes available, Series 5 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 5 was a limited partner of the Local Limited Partnership, and during which the Apartment Complex was completed and in service. See the discussion under "The Low Income Housing Credit" in the Prospectus.

(2) Washington Mutual Bank, FA ("WMB") will provide the first mortgage loan for a term of 15 years at an annual interest rate equal to the rate established by the Federal Home Loan Bank of San Francisco Community Advance Program plus 2%. Principal and interest will be payable monthly, based on a 30-year amortization schedule. Outstanding principal and interest will be due upon maturity.

(3) Human Action for Chandler, an Arizona non-profit corporation dba Coordinated Community Services of Arizona ("HAC"), will provide the second mortgage loan for a term of 20 years at an annual interest rate of 1%. Principal and interest will be payable from available net cash flow. Outstanding principal will be due upon maturity.

Mayer (SPRING VALLEY): Mayer (population 1,800) is in Yavapai County, in central Arizona on State Highway 69 near Interstate Highway 17, approximately 20 miles southeast of Prescott. The major employers for Mayer residents are Yavapai County, Yavapai Regional Medical Center, and Caradon Better Built.




                                            LOCAL                                                                       ESTIMATED
                                            GENERAL                          SHARING RATIOS:                            ACQUISITION
LOCAL          LOCAL                        PARTNER'S                        ALLOCATIONS (4) AND                        FEES PAYABLE
LIMITED        GENERAL        PROPERTY      DEVELOPMENT    SHARING RATIOS:   SALE OR REFINANCING  SERIES  5'S CAPITAL   TO FUND
PARTNERSHIP    PARTNER        MANAGER (1)   FEE (2)        CASH FLOW (3)     PROCEEDS (5)         CONTRIBUTION (6)      MANAGER

SPRING         Spring Valley  Kay-Kay       $219,137       WNC: $500         99.98/.01/.01        $716,254              $66,000
VALLEY         Terrace, Inc., Realty Corp.                 LGP: $1,000       40/60
               (7)            (8)                          The balance:
                                                           HAC




(1) The maximum annual management fee payable to the property manager generally is determined pursuant to lender regulations. The Local General Partner is authorized to employ either itself or one of its Affiliates, or a third party, as property manager for leasing and management of the Apartment Complex so long as the fee therefore does not exceed the amount authorized and approved by the lender for the Apartment Complex.

(2) The Local Limited Partnership will pay its Local General Partner or an Affiliate of its Local General Partner a development fee in the amount set forth, for services incident to the development and construction of the Apartment Complex, which services include: negotiating the financing commitments for the Apartment Complex; securing necessary approvals and permits for the development and construction of the Apartment Complex; and obtaining allocations of Low Income Housing Credits. This payment will be made in installments after receipt of each installment of the capital contributions made by Series 5.

(3) Reflects the amount of the net cash flow from operations, if any, to be distributed to Series 5 ("WNC") and the Local General Partner ("LGP") of the Local Limited Partnership for each year of operations. Generally, to the extent that the specific dollar amounts which are to be paid to WNC are not paid annually, they will accrue and be paid from sale or refinancing proceeds as an obligation of the Local Limited Partnership.

(4) Subject to certain special allocations, reflects the respective percentage interests in profits, losses and Low Income Housing Credits of (i) Series 5,
(ii) WNC Housing, L.P., an Affiliate of the Sponsor which is the special member, and (iii) the Local General Partner.

(5) Reflects the percentage interests of (i) Series 5 and (ii) the Local General Partner, in any net cash proceeds from sale or refinancing of the Apartment Complex, after payment of the mortgage loan and other Local Limited Partnership obligations (see, e.g., note 3), and the following, in the order set forth: the capital contribution of Series 5; the capital contribution of WNC Housing, L.P.; and the capital contribution of the Local General Partner.

(6) Series 5 will make its capital contribution to the Local Limited Partnership in stages, with each contribution due when certain conditions regarding construction or operations of the


Apartment Complex have been fulfilled. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the Prospectus.

(7) Spring Valley Terrace, Inc. is an Arizona corporation owned by HAC. Sam Cioffi is vice-president and director of HAC. Mr. Cioffi has more than 25 years' experience in housing and community development. Spring Valley Terrace, Inc. has represented to Series 5 that, as of September 30, 1997, it had a nominal net worth. Construction completion and operating deficit guarantees will be provided by HAC. HAC has represented to Series 5 that, as of June 30, 1997, it had unrestricted net assets of approximately $200,000 and temporarily restricted net assets of approximately $3,400,000.

(8) Kay-Kay Realty Corp. is an Arizona corporation which has been managing properties for 18 years in Arizona. The company currently manages ten properties consisting of 560 units. Four of the properties are Tax Credit properties.